

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Via E-mail
Charles S. Parrish
Vice President, General Counsel and Secretary
Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

> **Re: Tesoro Logistics LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 4, 2011**
>
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 6, 2011**
> **File No. 333-171525**

Dear Mr. Parrish:

We have reviewed your amendments to the registration statement and your response letter dated April 8, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   We note your response to comment one in our letter dated April 7, 2011. Please include a price range in your next amendment.

Use of Proceeds, page 46

2.   We note your response to comment five in our letter dated April 7, 2011, and reissue such comment with respect to your Use of Proceeds section. In that regard, we note that the revised disclosure was not provided for our review. In addition, please revise the

proposed disclosure under the heading "Certain Related Party Transactions" to clarify the number of units that may be redeemed in connection with the over-allotment option.

Omnibus Agreement, page 138

3.   We note your response to comment nine in our letter dated April 7, 2011, and we reissue the comment. The revised disclosure referenced in your response was not provided for our review.

Underwriting, page 198

4.   We note your response to comment 10 in our letter dated April 7, 2011. We note that you are not eligible to conduct an at-the-market offering. Please remove any language that suggests the units will be offered at a different price or on different terms than what is disclosed in the prospectus.

Exhibit 8.1

5.   We note your response to comments 12 and 13 in our letter dated April 7, 2011. Please provide counsel's justification for including the following excerpts or obtain a revised opinion that omits the quoted text below:

- In the second paragraph on page two with respect to the sources from which counsel attributes the facts, assumptions and representations that form the basis of their opinion, "and in the Registration Statement, the Prospectus and the Officer's Certificate."

- In the fifth paragraph on page two, counsel's statement that the opinion may not be "furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent."

Exhibit 10.1

6.   We note your response to comment 14 in our letter dated April 7, 2011, and we reissue the comment. The revised disclosure referenced in your response was not provided for our review.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William N. Finnegan (via e-mail)